                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                  ISOMEDIX INC.
                                (Name of Issuer)


                         Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    464890102
                                 (CUSIP Number)

                              Christopher M. Wells
                                Coudert Brothers
                           1114 Avenue of the Americas
                            New York, New York 10036
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 15, 1997
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Exhibit Index: Page 6
                                Page 1 of 8 Pages

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                                  SCHEDULE 13D

CUSIP No. 464890102                                           Page 2 of 8 Pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Scott W. Keller

2        Check the Appropriate Box If a Member of a Group*
                                                                  a. / /
                                                                  b. /X/
3        SEC Use Only

4        Source of Funds*
                  WC

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                          / /

6        Citizenship or Place of Organization
                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  0

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                     / /

13       Percent of Class Represented By Amount in Row (11)
                  0

14       Type of Reporting Person*
                  IN

Item 1.  Security and Issuer

         This statement on Schedule 13D relates to shares of Common Stock, par value $.01 per share (the "Common Stock") of Isomedix Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 11 Apollo Drive, Whippany, New Jersey, 07981.

Item 2.  Identity and Background

         This statement on Schedule 13D is being filed by Scott W. Keller (the "Reporting Person").

         The Reporting Person is the sole shareholder of Cantitoe Capital Management, Inc., a Delaware corporation ("Cantitoe") which acts as an investment advisor to Guard Hill Capital LDC, a Cayman Islands company ("Guard Hill") which beneficially owned Common Stock of the Issuer. The Reporting Person is also the sole shareholder of Roubaix Holding Corp., a Delaware corporation which is the general partner of Guard Hill Advisors L.P., a Delaware limited partnership ("Guard Hill Advisors") which acts as investment adviser to various offshore investment funds and managed accounts which beneficially owned Common Stock of the Issuer.

         The business address of the Reporting Person is 277 Park Avenue, 26th floor, New York, NY 10017. The business and principal office of Guard Hill is c/o International Fund Administration, Ltd., 48 Par-La-Ville Road, Suite 464, Hamilton, Bermuda HM11. The business and principal office of Guard Hill Advisors and Cantitoe is 277 Park Avenue, 26th floor, New York, NY 10017. The present principal occupation or employment of the Reporting Person is President of Guard Hill Advisors and Cantitoe.

         During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States.

         The filing of this statement on Schedule 13-D by the Reporting Person shall not be construed as an admission that the Reporting Person was, for the purposes of Section 13(d) of the Act, the beneficial owner of any securities covered by this statement on Schedule 13-D, and the Reporting Person disclaims such beneficial ownership.

Item 3.  Source and Amount of Funds or Other Consideration

         All of the shares of Common Stock of the Issuer deemed beneficially held by the Reporting Person were purchased with the working capital of Guard Hill and the other managed accounts of Guard Hill Advisors and Cantitoe.

Item 4.  Purpose of Transaction


         The purpose of the acquisition and disposition by the Reporting Person of the shares of Common Stock was for investment.

                                                              Page 3 of 8 Pages

         Except as indicated above, the Reporting Person has no plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of this Schedule 13-D.

Item 5.  Interest in Securities of the Issuer

(a) This statement on Schedule 13D relates to 356,200 shares of Common Stock deemed beneficially owned by the Reporting Person, which constitute approximately 5.5% of the issued and outstanding shares of Common Stock.

(b) The Reporting Person had sole voting and dispositive power with respect to 356,200 shares of Common Stock.

(c) Within the past sixty days, the Reporting Person purchased and sold shares of Common Stock on the date, in the amount and at the prices set forth on Exhibit A annexed hereto and incorporated by reference herein. All of such purchases were made on the open market.

(d)      Not applicable.

(e) All of the shares of Common Stock deemed beneficially owned by the Reporting Person were sold on September 22, 1997, pursuant to a tender offer by STERIS Acquisition Corporation to purchase all of the outstanding securities of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         As discussed in Item 2 above, the Reporting Person is the sole shareholder of Cantitoe, which acts as investment advisor to Guard Hill, which owned 231,200 shares of Common Stock. The Reporting Person is the sole shareholder of Roubaix, which is the general partner of Guard Hill Advisors, which acts as investment adviser to various managed accounts which owned 125,000 shares of Common Stock; Except as set forth above, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

      Exhibit A:   Transactions in Shares of Common Stock Within Past 60 Days.


                                                              Page 4 of 8 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 25, 1997

                                            Scott W. Keller


                                            By: /s/ Scott W. Keller
                                               ------------------------------
                                                   Scott W. Keller


                                                              Page 5 of 8 Pages

                                  EXHIBIT INDEX


Exhibit                 Exhibit Name                                    Page

A             Transactions in Shares of Common Stock
              Within Past 60 Days                                        7




                                                              Page 6 of 8 Pages

                                    EXHIBIT A


                     Transactions in Shares of Common Stock
                           Within the Past Sixty Days


Transactions by Guard Hill Capital LDC

 Trade Date        No. of Shares       Purchased/Sold       Cost (Sales Price)
                                                            Per Unit
 8/13/97                  7,500         Purchased                      20.188

 8/19/97                 20,000         Purchased                      20.266

 9/9/97                   6,200         Purchased                      20.375

 9/9/97                  12,500         Sold                           20.313

 9/10/97                 32,500         Purchased                      20.375

 9/10/97                 17,500         Purchased                      20.375

 9/10/97                 25,000         Purchased                      20.375

 9/10/97                 50,000         Purchased                      20.375

 9/10/97                 50,000         Purchased                      20.375

 9/10/97                  5,000         Sold                           20.375

 9/11/97                 10,000         Purchased                      20.375

 9/15/97                 25,000         Purchased                      20.375

 9/15/97                  5,000         Purchased                      20.375

 9/22/97                231,200         Sold                           20.500


                                                              Page 7 of 8 Pages

Transactions by Accounts Managed by Guard Hill Advisors, L.P.

 Trade Date        No. of Shares       Purchased/Sold       Cost (Sales Price)
                                                            Per Unit
 8/13/97                  1,000         Purchased                      20.188

 8/13/97                  1,500         Purchased                      20.188

 8/19/97                  2,500         Purchased                      20.266

 8/19/97                  2,500         Purchased                      20.266

 9/9/97                  10,000         Purchased                      20.313

 9/9/97                   2,500         Purchased                      20.313

 9/10/97                 15,000         Purchased                      20.375

 9/10/97                 50,000         Purchased                      20.375

 9/10/97                  2,500         Purchased                      20.375

 9/10/97                 17,500         Purchased                      20.375

 9/15/97                 20,000         Purchased                      20.375

 9/22/97                125,000         Sold                           20.500

                                                              Page 8 of 8 Pages